July 1, 2005


Via Facsimile (801) 294-2772 and U.S. Mail

Jeffrey Jenson
Fuel Corporation of America
1608 W. 2225 Street
Woods Cross, Utah 84087

RE:	Fuel Corporation of America
Schedule 14F-1 filed on June 22, 2005
 No. 5-79384

Dear Mr. Jenson:

      We have the following comments on the above-referenced filing.

General
1. Your Form 8-K filed on June 23, 2005 indicates that effective April 8, 2005, Mr. Hall, at that time the company`s sole officer and director, resigned. Your Schedule 14F-1 filed on June 22, 2005, indicates that appointment of Mr. Jenson, Ms. Jenson and Ms. Moler-
Lewis will not occur until 10-days after the filing of the Schedule
14F-1.  Please revise to reconcile the conflicting disclosure.

Executive Officers, Directors and Key Employees
2. Revise the biographical sketches to eliminate any gaps or ambiguities regarding time and to include complete descriptions of the five-year periods.

Audit, Nominating and Compensation Committee
3. We note you have no standing committees. Please state the basis for the view of the board of directors that it is appropriate for the registrant not to have a standing nominating committee or committee performing similar functions and identify each director who participates in the consideration of director nominees. See Item 7(d)(2)(i) of Schedule 14A. In addition, please provide the information regarding the registrant`s director nomination process required by Item 7(d)(2)(ii). Please note that the information regarding the registrant`s director nomination process required by
Item 7(d)(2)(ii), is required not only for nominating committees and committees performing similar functions, but also for groups of directors fulfilling the role of a nominating committee, including the entire board of directors. See Instruction to paragraph
(d)(2)(ii) of Item 7 of Schedule 14A. For example, it does not appear that the board of directors fulfilling the role of your nominating committee is independent. Please state this fact, if true. Please see Item 7(d)(2)(ii)(C)-(D).

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that

* The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3345.


								Very truly yours,


								Michael Pressman
								Office of Mergers &
Acquisitions
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July 1, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. XXXXXX

         DIVISION OF
CORPORATION FINANCE